Exhibit 21.1

ScanSource, Inc.
Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation
4100 Quest, LLC	South Carolina
ScanSource Properties, LLC	South Carolina
Logue Court Properties, LLC	South Carolina
8650 Commerce Drive, LLC	Mississippi
ScanSource Canada, Inc.	Canada
Intelisys, Inc.	South Carolina
ScanSource Payments, Inc.	South Carolina
POS Portal, Inc.	California
RPM Software, LLC	South Carolina
intY USA, Inc.	Florida
ScanSource Agency, Inc.	South Carolina
Advantix ScanSource, LLC	South Carolina
ScSc Cascade, Ltd.	United Kingdom
ScanSource Europe CV	Rotterdam,NL
ScanSource Europe BV	Amsterdam,NL
ScanSource Brasil Distribuidora de Tecnologias Ltda.	Brazil